UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BIMINI MORTGAGE MANAGEMENT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09031E400

(CUSIP Number)

Peter R. Norden

c/o Opteum Financial Services, LLC

W. 115 Century Road

Paramus, New Jersey 07652

201-225-2000

With a copy to:

Nathaniel S. Gore, Esq.

Zukerman Gore & Brandeis, LLP

875 Third Ave.

New York, New York 10022

212-223-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09031E400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter R. Norden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,518,213

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,518,213

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,213

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The securities to which this Schedule 13D relate are shares of Class A Common Stock, par value $0.001 per share (the “Common Shares”), of Bimini Mortgage Management, Inc., a Maryland corporation (“Bimini”), issued by Bimini or issuable by Bimini upon conversion of shares of Class A Redeemable Preferred Stock, par value $0.001 per share, of Bimini (the “Class A Preferred Shares” and together with the Common Shares, the “Shares”). The address of Bimini’s principal executive offices is 3305 Flamingo Drive, Vero Beach, Florida 32963.

Item 2.	Identity and Background

(a)-(c) This statement is filed by Peter R. Norden (the “Reporting Person”). The Reporting Person’s business address is c/o Opteum Financial Services, LLC, W. 115 Century Road, Paramus, New Jersey 07652.  The Reporting Person’s present principal occupation is Senior Executive Vice President and member of the Board of Directors of Bimini, and President and Chief Executive Officer of Opteum Financial Services, LLC, a Delaware limited liability company and wholly owned subsidiary of Bimini (“Opteum”). Bimini’s principal business is investing in residential mortgage related securities. Opteum’s principal business is mortgage lending. The address of Opteum’s principal executive offices is W. 115 Century Road, Paramus, New Jersey 07652.

(d)-(f) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 3, 2005, pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated September 29, 2005 by and among Bimini, Opteum, Bimini Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Bimini (the “Merger Sub”), and certain members of Opteum, Bimini acquired Opteum by means of a merger (the “Merger”) of the Merger Sub with and into Opteum, with Opteum continuing as the surviving entity in the Merger. The Reporting Person held an ownership interest in Opteum prior to the Merger and acquired the Shares pursuant to the Merger Agreement.

References to and descriptions of the Merger Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Merger Agreement included as Exhibit A to this Schedule 13D, which is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction

The Reporting Person’s acquisition of the Shares he beneficially owns was for investment purposes.  Consistent with the Reporting Person’s investment purpose, the Reporting Person reserves the right to acquire additional Shares or dispose of any or all of his Shares at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations, including, but not limited to, liquidity and diversification considerations.  As Senior Executive Vice President and a member of Board of Directors of Bimini, the Reporting Person has the power to and does influence Bimini’s affairs and management in the ordinary conduct of Bimini’s business.

Pursuant to the Merger Agreement, Bimini has agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to effect the registration under the Securities Act of 1933, as amended, of the resale of the Common Shares issued in the Merger and issuable upon conversion of Class A Preferred Shares issued in the Merger.  Bimini has agreed to use its commercially reasonable efforts to file the Registration Statement as soon as reasonably practicable after the effective time of the Merger, but in no event later than 60 days thereafter.

Under the terms of Bimini’s Articles Supplementary Establishing and Fixing the Rights and Preferences of Series of Shares of Preferred Stock (the “Articles Supplementary”), the Class A Preferred Shares automatically convert into Common Shares at a conversion ratio of one-to-one (subject to adjustment in accordance with the Articles Supplementary) upon Bimini stockholder approval (the “Conversion”).  Each Class A Preferred Share has one-fifth of a vote on all matters submitted to a vote of stockholders, including the election of directors (or such lesser fraction of a vote as would be required to comply with the rules and regulations of the New York Stock Exchange relating to the right of Bimini to issue securities without obtaining a stockholder vote.)

Pursuant to the Merger Agreement, Bimini has agreed to include a proposal with respect to the Conversion (the “Conversion Proposal”) in its next annual proxy statement to be filed with the SEC after the date of the Merger. Bimini is required to use its commercially reasonable efforts, through its Board of Directors, to recommend to its stockholders that they approve the Conversion at the next annual meeting of Bimini’s stockholders corresponding to such annual proxy statement.  In the event that the Conversion Proposal does not receive the requisite vote of Bimini’s stockholders at such annual meeting, Bimini has agreed to include the Conversion Proposal in each of its annual proxy statements thereafter until such time as the Conversion Proposal is approved or the Class A Preferred Shares have been redeemed in accordance with the terms of the Articles Supplementary. Bimini is required, through its Board of Directors, to use its commercially reasonable efforts to recommend to its stockholders that they approve the Conversion at any such annual meeting corresponding to any such subsequent annual proxy statement.  Bimini, however, has no obligation to call a special meeting of its stockholders in respect of the Conversion.

Pursuant to the Merger Agreement, for so long as the Reporting Person and the Trusts (as defined in Item 5) hold on a aggregate basis at least Five Hundred Thousand (500,000) Common Shares (including Common Shares issuable upon the conversion of any Class A Preferred Shares held, and as adjusted by any stock split, reverse split, dividend, distribution, reorganization, recapitalization or other like change), Bimini has agreed to use its commercially reasonable efforts when the initial term of the Reporting Person’s appointment as a Class II Director expires to cause (i) the Reporting Person to be nominated to the Board of Directors of Bimini in any election of directors unless the Reporting Person (x) is not then serving on the Board of Directors of Bimini due to his own resignation, (y) has previously been removed from the Board of Directors of Bimini for cause or (z) has stated in writing that he does not wish to be nominated for another term as a Class II Director, or cause an individual designated by the Reporting Person (as applicable, the “Designee”) to be nominated to the Board of Directors of Bimini, and (ii) if any Designee who has been elected to the Board of Directors of Bimini shall cease for any reason to be a member of the Board of Directors of Bimini during such person’s term as a Director, then Bimini has agreed, subject to applicable laws and regulations, to use its best efforts to cause such vacancy to be filled by a replacement designated by the Reporting Person, and such designee shall be a Designee for purposes of the foregoing.

Pursuant to the Merger Agreement, Bimini has established an Excepted Holder Ownership Limit (as defined in the Amended and Restated Articles of Incorporation of Bimini (the “Articles of Incorporation”)) under Article XIII, Section 10 of the Articles of Incorporation (the “Ownership Limit”), which enables the Reporting Person and the Trusts to own (i) Common Shares and Class A Preferred Shares issued in connection with the Merger and (ii) any Equity Stock (as defined in the

Articles of Incorporation) issued to the Reporting Person in connection with any present or future employment or other compensation agreement between Bimini and the Reporting Person in an aggregate amount of up to 10.7% of Bimini’s total outstanding Equity Stock (as defined in the Articles of Incorporation). Without such Ownership Limit, Article XIII of the Articles of Incorporation would prevent the Reporting Person from owning more than 9.8% of the Bimini’s total outstanding Equity Stock.

References to and descriptions of the Merger Agreement, Articles Supplementary and the Ownership Limit as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement, Articles Supplementary and the Excepted Holder Ownership Limit included as Exhibit A, B and C, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

As of November 13, 2005, the Reporting Person beneficially owns 1,518,213 Shares comprised of (i) 1,022,896 Common Shares; and (ii) 495,317 Class A Preferred Shares, which are convertible into Common Shares at a conversion ratio of one-to-one (subject to adjustment in accordance with the Articles Supplementary) upon Bimini stockholder approval.

The Reporting Person specifically disclaims beneficial ownership of an aggregate of 503,055 Common Shares and 243,594 Class A Preferred Shares owned by The Alyssa Blake Norden Trust of 1993, The Michael Jared Norden Trust of 1993 and The Amy Suzanne Norden Trust of 1993, trusts established for the benefit of the Reporting Person’s adult children (the “Trusts”). The Reporting Person does not exercise voting or dispositive control over the holdings of such Trusts and, accordingly, the holdings of such Trusts have been excluded from the Reporting Person’s Share totals listed above.

The Reporting Person’s beneficial ownership, excluding 746,649 Shares owned by the Trusts of which the Reporting Person disclaims beneficial ownership, constitutes approximately 6.2% of the outstanding Common Shares, based on 20,397,210 Common Shares outstanding on September 30, 2005, as reported by Bimini in its Form 10-Q for the quarter ended September 30, 2005, and increased by the Common Shares issued pursuant to the Merger Agreement and the Class A Preferred Shares owned by the Reporting Person which are convertible into Common Shares at a conversion ratio of one-to-one (subject to adjustment in accordance with the Articles Supplementary) upon Bimini stockholder approval.

The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,518,213 Shares reported hereby.

The following represents all of the transactions in the Shares by the Reporting Person during the past 60 days:

On November 3, 2005, pursuant to the terms of the Merger Agreement, the Reporting Person acquired 1,022,896 Common Shares and 495,317 Class A Preferred Shares upon consummation of the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

In connection with the Merger, the Reporting Person, Bimini, certain former owners of Opteum and certain officers and directors of Bimini (the “Voting Parties”) have entered into a Voting Agreement dated as of November 3, 2005 (the “Voting Agreement”), whereby such parties have agreed to vote all of their Common Shares and Class A Preferred Shares (i) in favor of the Conversion (the “Conversion Vote”), and (ii) in favor of all individuals nominated by Bimini to serve on the Board of Directors of Bimini. The Voting Agreement, as it concerns the Conversion Vote, shall continue in full force and effect for so long as a Voting Party owns Common Shares or Class A Preferred Shares and until the earlier of (i) such time as the Class A Preferred Shares have been converted into Common Shares pursuant to the Articles Supplementary or (ii) such time as all of the Class A Preferred Shares have been redeemed by Bimini pursuant to the Articles Supplementary.  The Voting Agreement, as it concerns the Board Vote, shall continue in full force and effect with respect to each Voting Party until the third anniversary of the date of this Agreement. The Voting Agreement does not allow the Voting Parties to grant to any person a proxy to vote his or her Shares unless such person signs a statement expressly agreeing to vote such Shares in favor of the Conversion and in favor of all individuals nominated by Bimini to serve on the Board of Directors of Bimini.  Upon the lawful sale, transfer or other disposition of the Shares (collectively a “Transfer”) pursuant to which upon such Transfer the Shares are thereafter freely transferable by the transferee, then such transferred Shares shall no longer be subject to the terms of the Voting Agreement.

The Reporting Person expressly disclaims any beneficial ownership of any securities held by any other party to the Voting Agreement.

References to and descriptions of the Voting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Voting Agreement included as Exhibit D to this Schedule 13D, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

A.            Agreement and Plan of Merger dated as of September 29, 2005 by and among Opteum Financial Services, LLC, Bimini Mortgage Management, Inc., Bimini Acquisition LLC and certain members of Opteum Financial Services, LLC (incorporated by reference to Exhibit 2.1 to the Bimini Mortgage Management, Inc. Current Report on Form 8-K dated September 29, 2005).

B.            Articles Supplementary Establishing and Fixing the Rights and Preferences of Series of Shares of Preferred Stock of Bimini Mortgage Management, Inc. effective November 3, 2005 (incorporated by reference to Exhibit 3.1 to the Bimini Mortgage Management, Inc. Current Report on Form 8-K dated November 8, 2005).

C.            Excepted Holder Ownership Limit dated November 2, 2005 issued by Bimini Mortgage Management, Inc.

D.            Voting Agreement dated as of November 3, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2005
Date
/s/ Peter R. Norden
Signature
Peter R. Norden
Name/Title